Biofrontera AG

06.06.2019 / 18:01
Dissemination of a Voting Rights Announcement transmitted by DGAP - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	Biofrontera AG
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen Germany
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13

2. Reason for notification

Acquisition/disposal of shares with voting rights
Acquisition/disposal of instruments
Change of breakdown of voting rights
X	Other reason: Voluntary group notification due to threshold tangency of a subsidiary

3. Details of person subject to the notification obligation

Natural person (first name, surname): Wilhelm K. T Zours
Date of birth: 28 Jul 1961

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

DELPHI Unternehmensberatung Aktiengesellschaft, SPARTA AG

5. Date on which threshold was crossed or reached:

31 May 2019

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)		Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	23.05%		%	23.05%	44,632,674
Previous notification	22.91%		%	22.91%	/

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)		Indirect (Sec. 34 WpHG)
DE0006046113		10,286,102		%	23.05%
Total	10,286,102		23.05%

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
			0	0.00%
		Total	0	0.00%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
				0	0.00%
			Total	0	0.00%

8. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)		Total of both (if at least 5% or more)
Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	10.29%		%	10.29%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	%		%	%
ABC Beteiligungen AG	%		%	%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	10.29%		%	10.29%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	%		%	%
Prisma Equity AG	%		%	%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	10.29%		%	10.29%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	%		%	%
Deutsche Balaton Biotech AG	%		%	%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	10.29%		%	10.29%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	%		%	%
SPARTA AG	6.72%		%	6.72%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:

Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights		Proportion of instruments		Total of both
	%		%		%

10. Other explanatory remarks:

Date

06 Jun 2019

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com